

Mail Stop 3030

June 22, 2010

Mr. Terry M. Murphy
Executive Vice President and Chief Financial Officer
A. O. Smith Corporation
11270 West Park Place
 Milwaukee, Wisconsin 53224

> **Re: A. O. Smith Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-00475**

Dear Mr. Murphy:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief